04002500

SECU... ...MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Capital Group Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1220 Pontiac Avenue #301
(No. and Street)

Cranston (City) RI (State) 02920 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Misbin 401-943-2210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cayer Caccia, LLP
(Name – *if individual, state last, first, middle name*)

405 Promenade Street (Address) Providence (City) RI (State) 02908 (Zip Code)

SEC RECEIVED FEB 27 2004

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry Misbin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Capital Group Securities, Inc., as of 12/31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gerard R. Cayer
CPA, MST, CVA

Mark V. Caccia
CPA, MST, CVA

Donna T. Caccia
CPA, MST, CFP

CAYER CACCIA LLP

Certified Public Accountants and Business Consultants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
The Capital Group Securities, Inc.
Cranston, Rhode Island

In planning and performing our audits of the financial statements and supplemental schedules of The Capital Group Securities, Inc. (the Company) for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cayer Caccia, LLP.

February 5, 2004

THE CAPITAL GROUP SECURITIES, INC.

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

THE CAPITAL GROUP SECURITIES, INC.

TABLE OF CONTENTS

Gerard R. Cayer
CPA, MST, CVA

Mark V. Caccia
CPA, MST, CVA

Donna T. Caccia
CPA, MST, CFP

CAYER CACCIA LLP

Certified Public Accountants and Business Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
The Capital Group Securities, Inc.
Cranston, Rhode Island

We have audited the accompanying statements of financial condition of The Capital Group Securities, Inc. (a Rhode Island S-Corporation) as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Capital Group Securities, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cayer Caccia, LLP.

February 5, 2004

405 Promenade Street, Providence, RI 02908 (401) 421-7700 FAX (401) 421-5252
100 Plaza Center 68 Cumberland Street Woonsocket, RI 02895 (401) 766-8100

THE CAPITAL GROUP SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
Current assets:		
Cash and cash equivalents	$ 34,199	$ 33,153
Deposits with clearing organization	26,276	26,203
Commissions receivable	77,802	70,000
Total current assets	138,277	129,356
TOTAL ASSETS	$138,277	$129,356

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Current liabilities:		
Accounts payable	$ 9,900	
Commissions payable	75,468	$ 67,900
Total current liabilities	85,368	67,900
Stockholders' equity:		
Common stock, no par value, authorized 2,000 shares, issued and outstanding 100 shares	50,000	50,000
Retained earnings	2,909	11,456
Total stockholders' equity	52,909	61,456
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$138,277	$129,356

SEE NOTES TO FINANCIAL STATEMENTS.

THE CAPITAL GROUP SECURITIES, INC.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Commission income	$540,270	$1,092,148
Commission expense	531,192	1,076,247
Gross profit	9,078	15,901
Administrative expenses	17,698	12,464
Operating income (loss)	(8,620)	3,437
Other income :		
Interest income	73	239
Net income (loss)	$ (8,547)	$ 3,676

SEE NOTES TO FINANCIAL STATEMENTS.

THE CAPITAL GROUP SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock Shares	Common Stock Amount	Retained Earnings	Total
Balance at December 31, 2001	100	$50,000	$ 7,780	$57,780
Net income			3,676	3,676
Balance at December 31, 2002	100	50,000	11,456	61,456
Net loss			(8,547)	(8,547)
Balance at December 31, 2003	100	$50,000	$ 2,909	$52,909

SEE NOTES TO FINANCIAL STATEMENTS.

THE CAPITAL GROUP SECURITIES, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Cash flows from operating activities:		
Net income (loss)	$ (8,547)	$ 3,676
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in commissions receivable	(7,802)	32,112
Increase in accounts payable	9,900	
(Decrease) increase in commissions payable	7,568	(31,148)
Increase in deposits with clearing organization	(73)	(239)
Net cash provided by operating activities	1,046	4,401
Net increase in cash and cash equivalents	1,046	4,401
Cash and cash equivalents, beginning of year	33,153	28,752
Cash and cash equivalents, end of year	$34,199	$33,153

SEE NOTES TO FINANCIAL STATEMENTS.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company operates primarily throughout Rhode Island as a broker-dealer, registered with the Securities and Exchange Commission under Section 15 of the Securities Exchange Act of 1934.

Revenue Recognition

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Financial Instruments

The carrying amount of the Company's financial instruments, which includes cash, cash equivalents, commissions receivable, accounts payable and commissions payable approximate their fair value at the balance sheet date due to their short-term nature.

Income Taxes

The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. Under those provisions, the Company generally will not pay corporate income taxes on its taxable income. Instead, the shareholders are liable for income taxes on the Company's taxable income as it affects the shareholders' individual income tax returns.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the 2002 financial statements to conform to the classifications used in the 2003 financial statements.

(CONTINUED)

2. TRANSACTIONS WITH RELATED PARTIES

The Company has entered into an agreement with The Capital Group Financial Advisors, Inc. whereby The Capital Group Financial Advisors, Inc. provides certain administrative services, which include rent, utilities, salaries and other general and administrative expenses to the Company in exchange for $250 per month. The monthly payment can be waived at the discretion of The Capital Group Financial Advisors, Inc. The shareholders of The Capital Group Financial Advisors, Inc. own 100% of the outstanding stock of the Company. For the years ending December 31, 2003 and 2002, administrative fees of $3,000 were waived by The Capital Group Financial Advisors, Inc.

During the years ended December 31, 2003 and 2002, the Company transferred commission income of $531,192 and $1,076,247, respectively to the Company's sole shareholders. These transfers represent approximately 98.3% and 98.5%, respectively of total commission income.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The Company's net capital as computed under 15c3-1 was $52,384 at December 31, 2003 which resulted in a net capital excess of the required net capital of $5,691 in the amount of $46,693. The ratio of aggregate indebtedness to net capital at December 31, 2003 was 1.63 to 1.

The Company's net capital as computed under 15c3-1 was $60,932 at December 31, 2002 which resulted in a net capital excess of the required net capital of $5,000 in the amount of $55,932. The ratio of aggregate indebtedness to net capital at December 31, 2002 was 1.11 to 1.

4. CASH AND CASH EQUIVALENTS

At December 31, 2003, the carrying amount of the Company's deposits was $34,199 and the bank balance was $34,199, of which the entire amount was covered by federal depository insurance.

At December 31, 2002, the carrying amount of the Company's deposits was $33,153 and the bank balance was $33,153, of which the entire amount was covered by federal depository insurance.

5. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include various financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standings of each counterparty with which it conducts business.

(CONTINUED)

6. COMMITMENTS

On October 13, 2000, the Company entered into an agreement with a clearing organization whereby the clearing organization offers certain clearing, execution, and related services for transactions in securities. The agreement stipulates that the Company will maintain a $25,000 escrow deposit, rising to $50,000 one year following the date of the agreement. At December 31, 2003, the clearing organization has not requested this increase. The balance on deposit at December 31, 2003 totaled $26,276, resulting in a difference of $23,724. In the event of termination, the Company will be charged for the actual cost of the transfer but not less than $7,500

7. MAJOR CUSTOMERS

For the year ended December 31, 2003, the Company received 20%, 14% and 10% of its income from three different companies. For the year ended December 31, 2002, the Company received 43% of its income from one company.

(CONCLUDED)

SUPPLEMENTARY INFORMATION

SCHEDULE I

THE CAPITAL GROUP SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2003 AND 2002

	2003	2002
Net capital:		
Common stock	$50,000	$50,000
Retained earnings	2,909	11,456
Total	52,909	61,456
Adjustments to net capital:		
Haircuts	(525)	(524)
Net capital, as defined	$52,384	$60,932
Aggregate indebtedness:		
Accounts payable	$ 9,900	
Commissions payable	75,468	$67,900
Total aggregate indebtedness	$85,368	$67,900
Capital requirements	$ 5,691	$ 5,000
Net capital in excess of requirement	$46,693	$55,932
Ratio of aggregate indebtedness to net capital	1.63 to 1	1.11 to 1
Reconciliation with the Company's computation (included in Part II of Form X-17A-5) as of December 31:		
Net capital, as reported in the Company's Part IIA (Unaudited) FOCUS Report	$58,284	$60,932
Net audit adjustments	(5,900)	
Net capital per above	$52,384	$60,932

SEE INDEPENDENT AUDITOR'S REPORT.

THE CAPITAL GROUP SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2003 AND 2002

The Capital Group Securities, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable.

THE CAPITAL GROUP SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2003 AND 2002

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3) or (2) for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SEE INDEPENDENT AUDITOR'S REPORT.

THE CAPITAL GROUP SECURITIES, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS DECEMBER 31, 2003 AND 2002

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SEE INDEPENDENT AUDITOR'S REPORT.